 Filed Pursuant to Rule 253(g)(2)
File No. 024-10563

HC GOVERNMENT REALTY TRUST, INC.

SUPPLEMENT NO. 1 DATED MARCH 7, 2017
TO THE OFFERING CIRCULAR DATED NOVEMBER 7, 2016

This document supplements, and should be read in conjunction with, the offering circular of HC Government Realty Trust, Inc. (“we,” “our” or “us”), dated November 7, 2016 and filed by us with the Securities and Exchange Commission, or the Commission, on November 8, 2016, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose our anticipated investment in the Norfolk Property.

Investment in the Norfolk Property

On December 28, 2016, HC Government Realty Holdings, L.P., a Delaware limited partnership, or the Operating Partnership, being the wholly-owned operating partnership of HC Government Realty Trust, Inc, a Maryland corporation, or the Company, entered into a Purchase and Sale Agreement, as amended from time to time, or the PSA, with USAA Real Estate Company, a Delaware corporation, or the Seller, pursuant to which the Seller agreed to sell and the Operating Partnership agreed to purchase that certain Class A office building located at 5850 Lake Herbert Drive, Norfolk, Virginia, or the Norfolk Property. The purchase price for the Norfolk Property will be approximately $14,500,000, subject to customary adjustments and prorations, of which we anticipate approximately $10,875,000 will be funded by a first mortgage loan secured by the Norfolk Property. The Company expects to invest approximately $3,975,000 of equity in the Norfolk Property, including financing fees and other closing costs aggregating approximately $350,000, all of which are intended to be funded out of the proceeds of the Company’s common stock offering, pursuant to Regulation A. The Operating Partnership has paid $350,000 in the form of an initial deposit, additional deposit and an extension fee, or the Deposits and Fees. The Deposits and Fees will be applied to the purchase price at closing, which is expected to occur on or before March 30, 2017. On or before closing, it is expected that the Operating Partnership will assign the PSA to a wholly-owned subsidiary formed for the sole purpose of acquiring the Norfolk Property.

The Norfolk Property is a three-story, Class A office building with 53,917 rentable square feet. It is 100% leased to the U.S. Government on a non-cancellable lease through June 2027, having recently executed a new 10-year lease. The Social Security Administration has been the sole occupant of the building since construction was completed for them as a build-to-suit in 2007. Annual rent for the Norfolk Property is expected to be approximately $1,429,000, which is inclusive of an operating cost base of approximately $364,000. Beginning with the second year of the lease and each year thereafter, the annual rent will be adjusted based on the Cost of Living Index, as measured by the Department of Labor’s revised Consumer Price Index published by the Bureau of Labor Statistics.